FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

UBS Asset Management (US) Inc.
(A Subsidiary of UBS Americas Inc.)
Year Ended December 31, 2020
With Report of Independent Registered Public Accounting Firm







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-21901 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UBS Asset Management (US) Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1285 Avenue of the Americas
(No. and Street)

| New York | NY | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen Horan 201-352-5620
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EY, Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

| 155 North Wacker Drive | Chicago | IL | 60606-1787 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Kathleen Horan _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UBS Asset Management (US) Inc. _____, as of February 26 _____, 20 21 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

FINOP Officer
_____
Title

_____
Notary Public

Signed Before Me On
Feb 26 , 20 21

Celina M Peralta
Notary Public
New Jersey
My Commission Expires 11-17-2025
No. 50143667

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# UBS Asset Management (US) Inc.

# Financial Statements and Supplementary Information

Year Ended December 31, 2020

## Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3800
Fax: +1 312 773 6350
ey.com

Building a better working world

## Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of UBS Asset Management (US) Inc.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UBS Asset Management (US) Inc. (the Company) as of December 31, 2020, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since at least 2001, but were unable to determine the specific year.

February 26, 2021

A member firm of Ernst & Young Global Limited

## Statement of Financial Condition
*(In Thousands of Dollars, Except Share and Per Share Amounts)*

December 31, 2020

**Assets**

| | |
|---|---:|
| Cash and cash equivalents | $ 20,966 |
| Receivable from third parties | 519 |
| Receivable from affiliates | 3,605 |
| Receivable for income tax overpayment | 290 |
| Prepaid expenses | 192 |
| Total assets | $ 25,572 |

**Liabilities and stockholder's equity**

Liabilities:

| | |
|---|---:|
| Payable to affiliates | $ 4,326 |
| Accrued liabilities and accounts payable | 682 |
| Total liabilities | 5,008 |

Stockholder's equity:

| | |
|---|---:|
| Common stock, $1 par value, 1,000 shares authorized, issued and outstanding | 1 |
| Additional paid-in-capital | 17,563 |
| Retained earnings | 3,000 |
| Total stockholder's equity | 20,564 |
| Total liabilities and stockholder's equity | $ 25,572 |

*See accompanying notes.*

# UBS Asset Management (US) Inc.

## Statement of Operations
*(In Thousands of Dollars)*

Year Ended December 31, 2020

| | |
|---|---:|
| **Revenues** | |
| Distribution fees from affiliates | $ 49,777 |
| Interest income | 62 |
| Distribution fees from third parties | 96 |
| Commissions | 3 |
| Total revenues | 49,938 |
| | |
| **Expenses** | |
| Distribution costs to affiliates | 33,690 |
| Allocated costs from affiliate | 5,677 |
| Distribution costs to third parties | 5,594 |
| Professional fees | 432 |
| Other expenses | 505 |
| Total expenses | 45,898 |
| | |
| Income before income tax expense | 4,040 |
| Income tax expense | 1,040 |
| Net income | $ 3,000 |

*See accompanying notes.*

# UBS Asset Management (US) Inc.

## Statement of Changes in Stockholder's Equity
### *(In Thousands of Dollars)*

Year Ended December 31, 2020

|  | Common Stock | | Additional Paid-in Capital | | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|---|
| Balance at January 1, 2020 | $ | 1 | $ | 17,563 | $ 3,132 | $ 20,696 |
| Net income | | – | | – | 3,000 | 3,000 |
| Dividend paid to Parent | | – | | – | (3,132) | (3,132) |
| Balance at December 31, 2020 | $ | 1 | $ | 17,563 | $ 3,000 | $ 20,564 |

*See accompanying notes.*

# UBS Asset Management (US) Inc.

## Statement of Cash Flows
*(In Thousands of Dollars)*

### Year Ended December 31, 2020

**Cash flows from operating activities**

| | | |
|---|---|---:|
| Net income | $ | 3,000 |
| Adjustments to reconcile net income to net cash provided by | | |
|   operating activities: | | |
|     Changes in assets and liabilities: | | |
|     (Increase)/ Decrease in: | | |
|       Receivable from third parties | | 2,659 |
|       Receivable from affiliates | | 171 |
|       Receivable for income tax overpayment | | (134) |
|       Prepaid expenses | | 35 |
|     Increase/ (Decrease) in: | | |
|       Payable to affiliates | | (1,916) |
|       Accrued liabilities and accounts payable | | (231) |
|       Advanced payments from third parties | | (279) |
| Net cash provided by operating activities | | 3,305 |

**Cah flows from financing activities**

| | |
|---|---:|
| Dividend paid to Parent | (3,132) |
| Cash used in financing activities | (3,132) |
| | |
| Net increase in cash and cash equivalents | 173 |
| Cash and cash equivalents at beginning of year | 20,793 |
| Cash and cash equivalents at end of year | $ 20,966 |

Income tax payments charged through the intercompany accounts in 2020 were $1,174.

*See accompanying notes.*

# UBS Asset Management (US) Inc.

## Notes to Financial Statements
*(In Thousands of Dollars)*

## Year Ended December 31, 2020

### 1. Organization and Nature of the Business

UBS Asset Management (US) Inc. (the Company) is organized as a Delaware corporation and is primarily engaged in the business of distributing mutual funds and other investment vehicles. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority Inc. (FINRA). The Company is a wholly owned subsidiary of UBS Americas Inc. (UBS Americas or the Parent), a wholly owned subsidiary of UBS AG (UBS). The Company has material transactions with subsidiaries and affiliates of UBS Americas.

### 2. Summary of Significant Accounting Policies

**Basis of Presentation**

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

The spread of the coronavirus disease (COVID-19) pandemic and the governmental measures taken to contain the pandemic have significantly adversely affected, and will likely continue to adversely affect global economic conditions, resulting in meaningful contraction in the global economy, substantial volatility in the financial markets, increased unemployment, increased credit and counterparty risk, and operational challenges such as the temporary closures of businesses, sheltering-in-place directives and increased remote work protocols. Governments and central banks around the world have reacted to the economic crisis caused by the pandemic by implementing stimulus and liquidity programs and cutting interest rates, though it is unclear whether these or future actions will be successful in countering the economic disruption.

If the pandemic is prolonged or the actions of governments and central banks are unsuccessful, the adverse impact on the global economy will deepen, and our results of operations and financial condition in future quarters may be adversely affected. In the short- term the Company may benefit from higher transaction volumes and increased volatility, although continuation of these trend is uncertain.

## Notes to Financial Statements (continued)
*(In Thousands of Dollars)*

### 2. Summary of Significant Accounting Policies (continued)

### Cash and Cash Equivalents

The Company considers all highly liquid instruments, purchased with a maturity of three months or less, to be cash equivalents. As of December 31, 2020, cash equivalents include U.S. Treasury Bills with a face value of $18,910 maturing in January 2021. The U.S. Treasury Bills approximate fair value equates to carrying value. Cash and cash equivalents are held at an affiliated bank.

### Revenue Recognition

Distribution fees are accrued during the period in which they are earned. Commissions earned on redemption of mutual fund shares are recorded on a trade-date basis.

The below table includes revenues which are impacted by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers.*

| | |
|---|---:|
| Distribution fees from affiliates | $ 49,777 |
| Commissions | |
|     Distribution fees from third parties | 96 |
|     Commissions | 3 |
| Total Commission | 99 |
| **Total revenue from contracts with customers** | **$ 49,876** |

### Income Taxes

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. In addition, the Company files stand-alone returns in other state and local jurisdictions. Federal, state, and local taxes are provided for on a separate return basis.

In accordance with the provisions of FASB ASC Topic 740, *Income Taxes* ("ASC Topic 740"), deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the

## Notes to Financial Statements (continued)
### *(In Thousands of Dollars)*

### 2. Summary of Significant Accounting Policies (continued)

enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

ASC Topic 740 also sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

### Accounting Developments

### Adopted in 2020

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments*. The amendment replaces existing incurred loss impairment guidance and introduces a new credit loss model; the Current Expected Credit Losses model (CECL), which requires earlier recognition of credit losses. The CECL model requires the measurement of all expected credit losses for financial assets carried at amortized cost based on historical experience, current conditions and reasonable and supportable forecasts over the full remaining expected life of the financial assets. The Company adopted the amendment on January 1, 2020. The adoption did not have a material impact on the financial statements of the Company.

In August 2018, the FASB issues ASU 2018-15, *Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract*. The amendments in ASU 2018- 15 align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The company adopted ASU 2018-15 on its mandatory effective date of January 1, 2020. The adoption of ASU 2018-15 did not have a material impact on the financial statements of the Company.

In December 2019, the FASB issued ASU 2019-12, *Simplifying the Accounting for Income Taxes*, providing guidance that simplifies the accounting for income taxes by eliminating certain exceptions to ASC 740 related to, among other things, the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences, and other codification improvements.

# UBS Asset Management (US) Inc.

## Notes to Financial Statements (continued)
*(In Thousands of Dollars)*

**2. Summary of Significant Accounting Policies (continued)**

In addition, ASU 2019-12 specifies that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. However, an entity may elect to do so (on an entity-by-entity basis) for a legal entity that is both not subject to tax and disregarded by the taxing authority. ASU 2019-12 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The company early adopted the ASU on January 1, 2020. The adoption of the ASU did not have an impact on the financial statements of the Company.

**3. Related Party Transactions**

Under a service level agreement, UBS Asset Management (Americas) Inc. (AM Americas) compensates the Company for the distribution of certain investment products for which AM Americas is the registered investment adviser. These amounts are included in distribution fees from affiliates on the statement of operations, and totaled $49,400 for the year ended December 31, 2020. This amount is calculated based on three components: 1) sales of certain investment products, 2) the average net assets of specified funds distributed by the Company and 3) costs incurred by the Company as part of its distribution activities.

Under a marketing and sales support services agreement with UBS Realty Investors LLC (UBS Realty), the Company provides certain marketing and sales support services to UBS Realty on a non-exclusive basis in connection with the sale of fund interests issued by certain privately-offered, pooled investment funds managed by UBS Realty. The Company earned $350 in accordance with the agreement for the year ended December 31, 2020, which is included in distribution fees from affiliates on the statement of operations. The Company may share a portion of the fees earned under this agreement with UBS FSI for introductions to such investors. For the year ended December 31, 2020, the Company did not share any fees with UBS FSI.

Under a marketing and sales support services agreement with UBS Farmland Investors LLC (UBS Farmland Investors), the Company provides certain marketing and sales support services to UBS Farmland Investors on a non-exclusive basis in connection with the sale of fund interests issued by certain privately-offered, pooled investment funds managed by UBS Farmland Investors. The Company earned $27 in accordance with the agreement for the year ended December 31, 2020, which is included in distribution fees from affiliates on the statement of operations.

## Notes to Financial Statements (continued)
*(In Thousands of Dollars)*

### 3. Related Party Transactions (continued)

The Company has entered into a distribution support services agreement with UBS FSI for distribution, marketing support, and other services related to certain mutual funds. Under the agreement, the Company pays both sales-based and asset-based fees.  In accordance with the agreement, the Company incurred $4,690 in distribution support service costs from UBS FSI for the year ended December 31, 2020, which is included in distribution costs to affiliates on the statement of operations.

The Company has also entered into selected dealer agreements with UBS FSI and UBS Securities LLC (UBS Sec LLC) related to the sale of shares of certain money market funds. Under these agreements, the Company pays UBS FSI and UBS Sec LLC sales charges and commissions based on average daily net assets of each fund. For the year ended December 31, 2020, fees related to these agreements totaled $28,715 and $285 respectively, and are included in distribution costs to affiliates on the statement of operations.

The Company is allocated the portion of the expenses incurred by AM Americas that relates to the distribution activities conducted by the Company. Employees of AM Americas associated with distribution activities and officers of AM Americas have dual-employee status with both the Company and AM Americas. All compensation, direct, indirect and benefit costs associated with the dual-employees are borne by AM Americas and allocated to the Company based on a service-level agreement. These amounts are included in allocated costs from affiliate on the statement of operations and totaled $5,677 for the year ended December 31, 2020.

As of December 31, 2020, $3,605 of distribution fees from affiliates and $4,326 of distribution costs to affiliates are included in the receivable from affiliates and payable to affiliates respectively on the statement of financial condition.

### 4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule, Rule 15c3-1. The Company has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital of $250. As of December 31, 2020, the Company's net capital, as defined, was $15,958 which exceeded the minimum net capital required by $15,708.

Dividend payments, equity withdrawals, and advances are subject to certain notification and other provisions of the net capital rules of the SEC and other regulatory bodies.

## Notes to Financial Statements (continued)
*(In Thousands of Dollars)*

### 5. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2020, the Company had no net deferred tax balances.

The components of the provision for income taxes for the tax year ended December 31, 2020 were as follows:

| | |
|---|---:|
| **Current** | |
| Federal | $ 798 |
| State and local | 242 |
| Total current | 1,040 |
| | |
| **Deferred** | |
| Federal | 0 |
| State and local | 0 |
| Total deferred | 0 |
| Total provision for income taxes | $ 1,040 |

The Company's effective tax rate differs from the statutory federal rate of 21 percent due to state and local taxes.

As of December 31, 2020, the Company determined that it has no uncertain tax positions, interest, or penalties as defined within ASC Topic 740 and, accordingly, no additional disclosures are required.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes.

The Company is included in the consolidated federal income tax return and certain combined state and local income tax returns of UBS Americas. The Company also files stand-alone returns in various state and local jurisdictions. As of December 31, 2020, the consolidated group is under examination by the Internal Revenue Service for tax years 2015 and 2016. The 2017, 2018 and 2019 tax years are open for examination. There are various state and local jurisdictions currently under audit for tax years 2002 through 2019

In the next twelve months, the Company believes that there will be no material changes to unrecognized tax benefits.

## Notes to Financial Statements (continued)
*(In Thousands of Dollars)*

### 6. Contingencies

At various times, the Company may be named as a defendant in legal actions arising in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, any such actions will be resolved with no material adverse effect on the Company's financial statements taken as a whole.

### 7. Subsequent Events

The Company is required by accounting literature (ASC 855, *Subsequent Events*) to evaluate whether events occurring after the statement of financial condition date but before the date the statement of financial condition is issued require accounting as of the balance sheet date or disclosure in the financial statements. The Company has evaluated all subsequent events through February 26, 2021, the date of issuance of the financial statements and determined that no such events have occurred.

# Supplementary Information

# UBS Asset Management (US) Inc.

## Schedule I

## Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
*(In Thousands)*

### December 31, 2020

| | |
|---|---:|
| Stockholder's equity | $ 20,564 |
| Less non-allowable assets (see schedule on following page) | (4,606) |
| Net capital | 15,958 |
| | |
| Net capital requirement (greater of $250 or 2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 (2% of $0)) | 250 |
| Excess net capital | $ 15,708 |

There are no material differences between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation included in the Company's December 31, 2020, unaudited amended Part IIA FOCUS Report, refiled on February 25, 2021.

# UBS Asset Management (US) Inc.

## Schedule II

### Detail of Non-Allowable Assets
*(In Thousands)*

December 31, 2020

| | |
|---|---:|
| Non-allowable assets: | |
|   Receivable from third parties | $ 519 |
|   Receivable from affiliates | 3,605 |
|   Receivable for income tax overpayment | 290 |
|   Prepaid expenses | 192 |
| Total | $ 4,606 |

UBS Asset Management (US) Inc.

Schedule III

Computation for Determination of PAB Account and Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2020

The Company is exempt from Rule 15c3-3 and the Possession or Control Rule of the Securities and Exchange Commission under the paragraph (k)(1) limited business (mutual funds and/or variable annuities only) exemption.



**UBS**
One North Wacker Drive
Chicago IL 60606
Tel. +1-312-525 5247
www.ubs.com

# UBS Asset Management (US) Inc.

# Exemption Report

## December 31, 2020

UBS Asset Management (US) Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(1) limited business (mutual funds and/or variable annuities only) exemption.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year except as described below:

    a.  Accidental receipt $500,000.00 - received 6/15/20, returned 6/23/20
    b.  Accidental receipt $62,500.00 - received 8/3/20, returned 8/11/20
    c.  Accidental receipt $60,000.00 - received 11/19/20, returned 11/20/20
    d.  Accidental receipt $8,400.00 - received 12/1/20, returned 12/16/20
    e.  Accidental receipt $5,000.00 - received 12/3/20, returned 12/10/20

UBS Asset Management (US) Inc.

I, Kathleen Horan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Kathleen Horan_ _____
Title: FINOP
February 26, 2021



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax +1 212 773 6350
ey.com

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of UBS Asset Management (US) Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) UBS Asset Management (US) Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k):(1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2020 except as described in its exemption report. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

*Ernst + Young LLP*

February 26, 2021

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

To the Board of Directors and Management of UBS Asset Management (US) Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of UBS Asset Management (US) Inc. (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2020. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1.  Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.

    No findings were found as a result of applying the procedure.

2.  Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2020.

    We noted the following difference: Total revenue per SIPC-7 Item No. 2a is $49,937,949 and total revenues per the audited Statement of Operations is $49,937,950 resulting in a $1 difference.

3.  Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

    No findings were found as a result of applying the procedure.

4.  Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

    No findings were found as a result of applying the procedure.



EY
Building a better
working world

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether UBS Asset Management (US) Inc.'s schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2020. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Ernst + Young LLP*

February 26, 2021

**SIPC-7** (36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7** (36-REV 12/18)

For the fiscal year ended 2020

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

UBS Asset Management (US) Inc.
1285 Avenue of the Americas
12th Floor
New York, NY 10019

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen HU (312) 525-6103

2. A. General Assessment (item 2e from page 2) $566

B. Less payment made with SIPC-6 filed (**exclude interest**) (282)
07/27/2020
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 284

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. **PAYMENT:** √ **the box**
**Check mailed to P.O. Box** ☐ **Funds Wired** ☑ **ACH** ☐
**Total (must be same as F above)** $284

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

UBS Asset Management (US) Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of February, 20 21.

FINOP Officer
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2020
and ending 31/12/2020

**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12 Part IIA Line 9. Code 4030)     $ 49,937,949

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.     49,560,607

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.     $_____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).     $_____

       Enter the greater of line (i) or (ii)

       Total deductions     49,560,607

2d. SIPC Net Operating Revenues     $ 377,342

2e. General Assessment @ .0015     $ 566

                                     (to page 1, line 2.A.)